

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Gold Rush 2012?

Are we in a gold bubble? While it's impossible to know precisely if bubbles have formed or when they may burst, we believe gold may be over-bought based on two warning signs:

- **Peaking Prices.** Over the last ten years, the price of gold has moved consistently upward from $275 an ounce $1500 an ounce at year end.[1] Although prices are still beneath the inflation-adjusted peaks hit in the early 1980's, history shows that seemingly endless price increases tend to have periods decline. Drop offs in dot-com stock prices and home values are recent reminders of the cyclical nature of values.

- **Crowd mentality**. In this volatile investing decade, dollars have flooded to the perceived stability of gold. A prime example is the exchange traded fund, GLD. GLD lets investors easily buy gold in small dollar amounts through a mutual fund vehicle. GLD is now the second largest ETF available today after briefly occupying the top spot this summer.[2] Has a one-time hedge for volatility and inflation become an "everyone else is doing it" strategy? Whatever their motives, investors crowding into gold and gold funds push prices upward.

Stocks over Gold. At the Mundoval Fund, we don't view gold as a value investment, especially at today's price of $1600/ounce. As investor Warren Buffet reminds us[3], the world's supply of gold totals about 170,000 metric tons, which at current prices adds up to roughly $9.6 trillion- enough to buy all the farmland in the country!

Yet gold pays no dividends or interest, and doesn't generate earnings or cash flows, while US farmland has a yearly output of close to $200 billion. Gold is an inert ore with few practical applications beyond jewelry, yet investors are valuing gold on par with the total agrarian output of the US.

At the Mundoval Fund, we prefer to invest in quality companies with a competitive product, benefiting from the wealth created by the businesses over the years to come.

Price is what you pay, value is what you get

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts
as of 2/29/12

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	32
2011 Turnover:	44%
Net Assets:	$13.2 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!
Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

1.www.kitco.com 2. www.ETFdb.com 3. Warren Buffet, "Why Stocks Beat Gold and Bonds," February 9, 2012, http://finance.fortune.com